Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (“EGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on February 3, 2009 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3:00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1. “THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)	a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	twenty per cent, of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 1; and

(b)	(if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 1 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the resolutions of the shareholders of the Company passed at its annual general meeting held on June 2, 2008), and the said approval shall be limited accordingly;

(C)	for the purpose of this Resolution 1:

(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 1 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 1 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company; and

(D)	any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or in connection with the matters contemplated in or relating to the refreshment of the Existing General Issue Mandate as he may consider necessary, desirable or expedient.”

2.	“THAT, conditional on the passing of Resolution 1, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 1 in respect of the share capital of the Company referred to in paragraph (iv) (b) of paragraph (B) of Resolution 1, be and is hereby approved and authorized.”

3.	“THAT,

(A)	the Strategic Cooperation Agreement (as defined in the circular of the Company (“Circular”) dated January 16, 2009), a copy of which is tabled at the meeting and marked “A” and initialled by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. be and are hereby approved;

(B)	the Proposed Cap (as defined in the Circular) in relation to the Non-Exempt Continuing Connected Transactions (as defined in the Circular), being a maximum aggregate value of US$100,000,000 for the period commencing on December 24, 2008 and ending on the day on which the Company’s next Annual General Meeting will be held be and is hereby approved; and

(C)	any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters contemplated in or relating to the Strategic Cooperation Agreement (including the Proposed Cap) as he may consider necessary, desirable or expedient.”

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from the 26th day of January to the 3rd day of February, 2009 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on February 3, 2009, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	By Resolutions 1 and 2, approval is being sought from members, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company as more particularly described in Resolutions 1 to 2. A letter from the Company’s independent financial adviser, Somerley Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated January 16, 2009 containing the full text of this notice.

5.	By Resolution 3, approval is being sought from members of non-exempt continuing connected transactions in relation to the Strategic Cooperation Agreement dated 24 December, 2008 entered into by the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.. A letter from the Company’s independent financial adviser, Somerley Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated January 16, 2009 containing the full text of this notice.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

16 January 2009